UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                         COMMISSION FILE NUMBER: 0-21615

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-QSB |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: March 31, 2006
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  PRESSURE BIOSCIENCES, INC.

Former Name if Applicable_____________________________________________

Address of Principal Executive Office (Street and Number): 321 MANLEY STREET

City, State and Zip Code:    WEST BRIDGEWATER, MA 02379

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                                     PART II
                             RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      THE COMPANY IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 WITHIN THE PRESCRIBED TIME PERIOD BECAUSE THE COMPANY DOES NOT HAVE ALL OF THE INFORMATION NECESSARY TO COMPLETE ITS FINANCIAL STATEMENTS FOR THE QUARTERLY REPORT.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RICHARD T. SCHUMACHER              508                       580-1818
(Name)                             (Area Code)               (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                    |X|Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE COMPANY ANTICIPATES THAT TOTAL REVENUE REPORTED FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 WILL BE APPROXIMATELY $53,000 COMPARED TO TOTAL REVENUE OF APPROXIMATELY $2,600 FOR THE SAME PERIOD IN THE PRIOR YEAR. TOTAL OPERATING COSTS AND EXPENSES FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 WILL BE APPROXIMATELY $1,067,000 COMPARED TO TOTAL OPERATING COSTS AND EXPENSES OF APPROXIMATELY $434,000 FOR THE SAME PERIOD IN THE PRIOR YEAR. TOTAL OPERATING COSTS AND EXPENSES CONSIST OF COST OF PCT PRODUCTS AND SERVICES, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING, AND GENERAL AND ADMINISTRATIVE COSTS AND EXPENSES. ALL COMPONENTS OF TOTAL OPERATING COSTS AND EXPENSES INCREASED FROM THE FISCAL QUARTER ENDED MARCH 31, 2005 COMPARED TO THE FISCAL QUARTER ENDED MARCH 31, 2006. THE COMPANY THEREFORE ANTICIPATES REPORTING AN OPERATING LOSS FROM CONTINUING OPERATIONS OF APPROXIMATELY $(1,014,000) FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 COMPARED TO $(431,000) FOR THE SAME PERIOD IN THE PRIOR YEAR. THE COMPANY ALSO ANTICIPATES THAT TOTAL OTHER INCOME (EXPENSE) WILL INCREASE TO APPROXIMATELY $626,000 FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 COMPARED TO $(156,000) FOR THE SAME PERIOD IN THE PRIOR YEAR PRIMARILY BECAUSE OF A GAIN RECORDED ON THE SALE OF 57,900 SHARES OF PANACOS PHARMACEUTICALS' SHARES BEING HELD AS AVAILABLE FOR SALE AND AN INCREASE IN INTEREST INCOME. ADDITIONALLY, DURING THE FISCAL QUARTER ENDED MARCH 31, 2006, THE COMPANY RECOGNIZED NO CHARGE RELATED TO OTHER OPERATING (CHARGES), NET, COMPARED TO A CHARGE OF $(235,000) IN THE QUARTER ENDED MARCH 31, 2005.

BASED UPON THE FOREGOING, THE COMPANY ANTICIPATES THAT INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 WILL BE APPROXIMATELY $(387,500) COMPARED TO $(587,000) FOR THE SAME PERIOD IN THE PRIOR YEAR.

SINCE THE COMPANY DOES NOT HAVE ALL OF THE INFORMATION NECESSARY TO COMPLETE ITS FINANCIAL STATEMENTS, IT IS UNABLE TO ANTICIPATE THE AMOUNTS TO BE REPORTED AS DISCONTINUED OPERATIONS, AND IS THEREFORE ALSO UNABLE TO ANTICIPATE THE AMOUNTS TO BE REPORTED AS NET (LOSS).


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                           PRESSURE BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: MAY 16, 2006                 By:    /s/ Richard T. Schumacher
                                       --------------------------------
                                   Name:   Richard T. Schumacher
                                   Title:  President and Chief Executive Officer